Filed by Kirby Corporation pursuant to Rule 425 of the
Securities Act of 1933 and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: K-Sea Transportation Partners L.P.
Commission File No.: 1-31920
Forward Looking Statements
     Statements in these materials that are “forward-looking statements” are based on current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially due to factors such as:
•	Kirby’s ability to achieve the synergies, efficiencies and value creation contemplated by the proposed transaction;

•	Kirby’s ability to promptly and effectively integrate the businesses of Kirby and K-Sea;

•	the time required to consummate the proposed transaction and any necessary actions to obtain required regulatory approvals;

•	the diversion of management time on transaction-related issues;

•	competition in the markets served by K-Sea or Kirby;

•	unanticipated tax consequences of the transaction; and

•	the possibility that the transaction will not close because of the failure to satisfy the closing conditions or other reasons.
     A discussion of additional risk factors that may cause results to differ materially from those described in the forward-looking statements or that may otherwise affect Kirby’s businesses is included under “Item 1A. Risk Factors” in Kirby’s Annual Report on Form 10-K for the year ended December 31, 2010, filed with the SEC on February 25, 2011, and in subsequent reports on Forms 10-Q and 8-K and other filings made with the SEC by Kirby.
     Forward-looking statements are based on currently available information and Kirby does not undertake any duty to update any forward-looking statement to reflect actual results or changes in Kirby’s expectations.
Important Information about the Merger and Additional Information
     This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction involving Kirby Corporation and K-Sea Transportation Partners L.P. will be submitted to the unitholders of K-Sea for their consideration. In connection with the proposed merger, Kirby will file with the Securities and Exchange Commission a registration statement on Form S-4 that will include a proxy statement of K-Sea and a prospectus of Kirby. The definitive proxy statement/prospectus will be mailed to the unitholders of K-Sea. INVESTORS AND SECURITY HOLDERS OF K-SEA ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS AND OTHER MATERIALS REGARDING THE PROPOSED MERGER CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KIRBY, K-SEA AND THE PROPOSED MERGER.

     Investors and security holders may obtain a free copy of the registration statement and the proxy statement/prospectus when they become available and other documents filed with the SEC by Kirby and K-Sea through the SEC’s website at www.sec.gov. Free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC can also be obtained from Kirby’s website at www.kirbycorp.com.
     Kirby and its directors and executive officers and certain other persons may be deemed to be participants in the solicitation of proxies with respect to the proposed merger. Information regarding Kirby’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2010, which was filed with the SEC on February 25, 2011, and its proxy statement for its 2011 annual meeting of shareholders, which was filed with the SEC on March 18, 2011. Other information regarding the participants in the proxy solicitation, and a description of their direct and indirect interests, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Kirby Corporation 1st Quarter Earnings Conference Call
Kirby Corporation
April 28, 2011
10:00 am Central Time
Speakers:
Joseph H. Pyne
Chairman of the Board, President
and Chief Executive Officer,
Kirby Corporation
David W. Grzebinski
Executive Vice President
and Chief Financial Officer,
Kirby Corporation
Gregory R. Binion
President and
Chief Operating Officer
Kirby Corporation
G. Stephen Holcomb
Vice President — Investor Relations,
Kirby Corporation
Presentation:

Operator:	Welcome to the Kirby Corporation First Quarter Earnings Conference Call. My name is Monica, and I’ll be your operator for today’s call. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session. Please note that this conference is being recorded.

I would now like to turn the call over to Steve Holcomb. Mr. Holcomb, you may begin.

G. Stephen Holcomb:	Good morning, thank you for joining us. With me today are Joe Pyne, Kirby’s Chairman and Chief Executive Officer; Greg Binion, Kirby’s President and Chief

Operating Officer; and David Grzebinski, our Executive Vice President and Chief Financial Officer.

During this conference call, we may refer to certain non-GAAP or adjusted financial measures. A reconciliation of the GAAP financial measures to the most directly comparable GAAP financial measures is available on our website at kirbycorp.com in the Investor Relations’ section under Non-GAAP Financial Data. Statements contained in this press release with respect - - to this conference call, excuse me, with respect to the future are forward-looking statements. These statements reflect management’s reasonable judgment with respect to future events. Forward-looking statements involve risk and uncertainties. Our actual results could differ materially from those anticipated as a result of various factors. A list of these risk factors can be found in Kirby’s Annual Report on Form 10-K for the year ended December 31, 2010, filed with the Securities and Exchange Commission.

I will now turn the call over to Joe.

Joseph H. Pyne:	Thank you, Stephen, and good morning. Yesterday evening we announced several important management changes at Kirby, which we believe will enhance our ability to manage our growing business. Greg Binion, who will be on this call, was elected President and Chief Operating Officer of Kirby, having served as the President of Kirby Inland Marine, our principle marine transportation subsidiary since 2008. Kirby has grown significantly this year through acquisitions, and I know that through Greg’s leadership, these newly acquired companies will be effectively and efficiently integrated into Kirby. Bill Ivey replaces Greg as

President of Kirby Inland Marine. Bill has served as the Executive Vice President of Marketing for Kirby Inland Marine since 1999.

Yesterday we also reported net earnings for the 2011 first quarter of $0.60 per share, compared to the first quarter of 2010 net earnings of $0.46 per share. The 2010 first quarter included a $0.05 per share charge for early retirements and shore staff reductions. 2011 has been an active year for Kirby on the acquisition front, and I want to briefly bring you up-to-date on where we are with respect to these acquisitions.

The purchase in February of a 51% interest from Kinder Morgan of a barge shifting and fleeting operation in the Houston Ship Channel, has now been fully integrated into our cannel operations, is performing well, and was slightly accretive to our first quarter earnings.

In February, our purchase of a ship bunkering operation from Enterprise Marine Services, with operations principally in Florida, but also in Mobile and Houston, have been fully integrated into our black oil and bunkering segment and also is performing well and accretive to our first quarter earnings.

We completed the acquisition of United Holding, a land-based diesel engine and service provider and well service equipment manufacturer, on April 15th this year, and have begun the process of integrating this operation into Kirby as well. United will be accretive to our second quarter and year — and the year earnings.

And finally, the acquisition of K-Sea Transportation is proceeding about as planned. We’ve received early termination of our Hart-Scott-Rodino filing. The financing of the acquisition will be in place by closing. The financing will be a five-year, $540 million senior unsecured term loan with a syndicate of banks. The Form S-4 registration statement will be filed with the Securities and Exchange Commission in the near future. After the SEC approves the S-4, the proxy statement effective and prospectus will be mailed to the K-Sea unitholders for voting the merger of K-Sea into Kirby. We anticipate that this acquisition or transaction will close sometime in the third quarter.

I’m now going to turn the call over to Greg to recap our marine transportation operations for the first quarter.

Greg R. Binion:	Thank you, Joe, and good morning to all. During the 2011 first quarter, Kirby’s petrochemical and black oil fleets achieved utilization rates in the low 90% range. These are the highest utilization rates since the third quarter of 2008. Utilization was driven both by difficult operating conditions and also by improved customer demand.

During the quarter, about 65% of our marine transportation revenue was produced serving our petrochemical customer base. Low price natural gas continues to provide domestic petrochemical production with a competitive advantage to global markets. This feed stock advantage has resulted in improved volumes of domestically produced petrochemicals and increased consumption of feed stocks.

Our black oil fleet, which produces 20% of revenue, experienced improved demand at the margin by refinery maintenance activities and the continued exportation of heavy fuel oil.

Our first quarter revenues from our long-term contracts, that is over one-year in duration, total 75%, and our mix of time charter and affreightment business was at 50% for each. With respect to pricing during the first quarter, we were successful in securing modest price increases when term contracts were renewed. Additionally, our multi-year contracts have annual escalations based on labor and a producer price index. Some of these adjust each January, and this year’s adjustment provided a rate increase in the 1-to-2% range. Spot pricing for the first quarter was higher due to the 15.7% increase in fuel prices quarter-over-quarter and also improved from market conditions. When you compare our current spot pricing against contract rates, spot pricing is currently in the mid to high single digits above contract. We continue to invest in our fleet, both in terms of new construction and upgrading our existing barges. The program continues to improve the reliability of the fleet, improves customer service, and reduces the amount of shipyard costs and out of service days.

David will provide you with some additional detail on fleet additions and retirements in a moment after Joe’s comments on the diesel engine services segment. I will now turn the call back over to Joe.

Joseph H. Pyne:	My comments on the diesel engine segment are going to be restricted to our existing business, the United transaction of course closed at the beginning of the second quarter. During the first quarter, this segment benefited from continued strong power generation markets with several engine generator set upgrade projects, and also strong parts in engine sales in this part of the business. Additionally, the segment benefitted from high levels of maintenance in the Midwest, which typically occur during the first quarter, and better business levels on the West Coast. We continue to see weak service and part sales across the majority of our Gulf Coast oil service market as our customers continue to defer major maintenance projects. We do expect that this part of the business, Gulf Coast oil service market, to improve later in the year. The Gulf Coast high speed business also remains very competitive to the reduced levels of service work and part sales. We anticipate, as I said, this market to do better at the latter half of the year.

I’m going to come back later and talk about the outlook for the second quarter as well as the full year outlook, and I’ll also comment on United’s anticipated performance and contribution to Kirby’s earnings for the full year. I’m now going to turn the call over to David.

David W. Grzebinski:	Thank you, Joe. Good morning, everyone. Let me provide a few details. Kirby Inland Marine or Kirby’s marine transportation revenue was 10% above and operating income 24% above the 2010 first quarter. The segment’s operating margin was 21.8% compared with 19.3% for the first quarter of 2010. If you correct the first quarter of 2010 or correct or you back out the retirement and staff reduction charge taken, the margin was 20.5%. The higher margin reflected the improved petrochemical and black oil products demand and equipment utilization, as well as modestly higher term and spot contract pricing during the first quarter, and our ongoing cost reduction and efficiency initiatives. These positive factors were partially offset by the 24% increase in diesel fuel prices seen year-over-year and the impact of increased delay days from difficult weather and high water issues.

Diesel engine services revenue was 18% above and operating income 31% above last year’s first quarter. The operating margin was 11.5% compared with 10.4% recorded in the 2010 first quarter. The margins were better, primarily due to project timing, and you should continue to expect full year margins, ex-United, in the engine business to be in the 10% range. We expect margins in both of our segments to come down slightly and modestly in the next few quarters as we bring in the acquisitions of K-Sea and United.

We continue to generate significant cash during the 2011 first quarter with EBITDA of $80.4 million. At March 31st, we had $172 million of cash and cash equivalence, and this was after paying $54.5 million for two of the acquisitions made in February.

Our capital spending for 2011 first quarter totaled $31.1 million, which included $12.7 million for new tank barges and towboats, and $18.4 million for capital upgrades to the existing fleet. During the 2011 first quarter, we took delivery of five new 30,000 barrel tank barges, and three 10,000 barrel chartered barges, adding approximately 175,000 barrels of capacity. However, during the first quarter we moved 23 barges to inactive status and returned one charter tank barge, thereby reducing our overall active capacity by approximately 40 — 400,000 barrels. We did add 21 tank barges with the purchase of the ship bunkering operation of Enterprise in February, which added approximately 400,000 barrels of capacity. So net/net our active tank barge fleet increased approximately 175,000 barrels during the 2011 first quarter. As of March 31st, we operated 829 tank barges with a total capacity of 16.1 million barrels.

For the remainder of 2011 we plan on taking delivery of 35 new tank barges, with a capacity of approximately 950,000 barrels. We also plan to continue retiring older barges. Net/net by the end of 2011, we plan on brining our total capacity to approximately 16.5 million barrels. In addition to tank barges, we are building three 1800 horsepower towboats for delivery in 2011 and ‘12. We have also signed a contract for the construction of an offshore integrated dry bulk barge and tugboat unit for use under a long-term contract with a Florida utility and a cement manufacturer moving coal from the Mississippi River to Tampa, Florida, and a backhaul of limestock — limestone rock to Mobile, Alabama. The cost of this new unit is approximately $50 million, and is scheduled to be completed in the 2012 second quarter. We anticipate signing a contract in the near future for another offshore unit for approximately the same price. These new units are replacing existing older units.

Our capital spending guidance for 2011 is currently $220 million to $230 million, including $100 million for the construction of the 40 tank barges and three inland towboats, and approximately $36 million in progress payments on the construction of the integrated offshore dry bulk barge and tug unit. The construction prices are based on current steel prices and projected delivery schedules. If we sign the contract for the second offshore unit, we anticipate spending an additional $15 million on progress payments this year.

I’ll now turn the call back to Joe.

Joseph H. Pyne:	Okay, thank you, David. Our 2011 second quarter guidance range is $0.67-to-$0.77 per share. This compares with $0.54 per share reported in the 2010 second quarter. This guidance range is larger than we typically give. The reason for this is we know that our results will be negatively impacted by current high water and lock issues on the Mississippi River system due to heavy rain in the Midwest. Our guidance is based on what we know today. The Ohio River north of Paducah, Kentucky, is closed due to high water and a lock closure, and could be — could remain closed for up to 10 days. There is also high water and flooding on the upper Mississippi River above St. Louis. We know that this high water level on the Ohio River and the upper Mississippi River will make its way into the lower Mississippi River further exacerbating the situation. We already have daylight travel only restrictions and assist boat requirements on sections of the lower Mississippi River, and we expect these regulations to increase as conditions worsen. It could very well be the latter part of the second quarter before we see conditions return to normal. Again, based on what we know today, we are currently estimating that the high water conditions could impact our second quarter results by as much as $0.02-to-$0.07 per share, depending on the severity and the length of the high water event.

For the second quarter, we are forecasting that our utilization of our petrochemical and black oil fleets will range from the low to mid 90% level, and pricing will continue to modestly improve. Our guidance assumes that the U.S. petrochemical production for both domestic use and exports will remain strong based on continued low U.S. natural gas prices. In addition, our guidance assumes that the gulf coast refinery utilization will remain stable and will continue to export diesel oil and heavy fuel oil.

Both our low end and high end quarter guidance assumes our historical diesel engine service operation will continue to see favorable power generation markets, stable marine markets, but will still face some stress and challenge in the Gulf Coast oil service market. We expect United Holdings to be busy and to make a contribution to our 2011 earnings. The demand for hydraulic fracking equipment remains very strong. Our 2011 year guidance was raised and narrowed to $2.70 to $2.90 from our previous guidance of 2.55 to 2.80 per share, an improvement when compared with the $2.15 reported for the 2010 year. Our high-end guidance assumes continued strong petrochemical and black oil demand with equipment utilizations remaining about where they are today in the low to mid 80, excuse me, low to mid 90% range and with continued modest improvements in term and spot contract pricing. Our low end guidance assumes some deterioration in demand utilization backing up to the mid to high 80% level, and spot and term pricing not improving until the latter part of the year. Both our low end and high end guidance factors in an estimated impact of current high water and lock issues on our inland tank barge business. Our low and high end range assumes our diesel engine service segment will continue to face the challenges in the Gulf Coast oil service market and, as I indicated earlier, some gradual improvement towards the end of the year and assumes stable marine and power generation markets. In addition, both our low and high end guidance assumes accretive earnings from United Holdings in the 20-to-25% range for the year. It also assumes that the K-Sea acquisition will close sometime in the third quarter, and K-Sea’s earning contribution will be offset by one-time merger transaction fees of approximately $0.05 a share.

Operator, we’re now ready to open the call up for questions.

Operator:	Thank you. We will now begin the question-and-answer session. If you have a question, please press star then one on your touchtone phone. If you wish to be removed from the queue, please press the pound sign or the hash key. If you are using a speakerphone, you may need to pick up the handset first before pressing the numbers. So that we may answer as many questions as possible, we ask that you please limit yourself to one question and a follow-up. Once again, for any questions, please press star then one on your touchtone phone.

Our first question comes from Alex Brand of SunTrust Robinson.

Alex Brand:	Humphrey. Hey, good morning, guys.

Joseph H. Pyne:	Good morning, good morning, Alex.

Alex Brand:	Joe, I guess I’m trying to understand a couple of things. First of all, your utilization is basically as high as it can realistically get, and yet it seems like you’re not quite sure if pricing is really clicking in yet. And I’m not sure I understand exactly what modest means, so maybe I just don’t understand how much modest is and why it isn’t improving a little bit faster with utilization being this high?

Joseph H. Pyne:	Yeah, Alex, human nature has a lot to do with it. Typically as you come out of a pretty severe down cycle, and we saw this in the 2000 to 2003 cycle, the pricing begins slowly and modestly. Modestly is 2-to-4% as the market gets comfortable that the pricing is being accepted. In that last cycle, and you remember this, it was kind of an anguishing improvement in pricing on a year-to-year basis, 2-to-4, 4-to-6, 6-to-8, and at the end it was 8-to-10%. I actually think that that’s going to be compressed this time around, and I would expect if these utilization rates hold, that we’ll be — it’ll be a little quicker recovering some of that lost pricing in this cycle. Part of that is that the cycle was frankly a lot shorter than the last one, and the duration of it was I think a surprise for everybody. I think most people expected kind of a U-shape recovery, and what we got was a pretty sharp V-shape recovery.

Alex Brand:	So many questions I’d like to ask, but I’ll use my follow-up for Dave. Can you quantify how much of the revenue, either in percentage terms or dollar terms, maybe both, was fuel, or just even the year-over-year change in the revenue how much was fuel?

David W. Grzebinski:	Let me come back to you. We’re going to have to... I mean the year-over-year fuel was up 24%, from the fourth quarter it was up 15.7%. In terms of revenue, we haven’t really disclosed how much is fuel in the past. Let me come back to that question a little later in the call.

Alex Brand:	All right, thank you. Thanks for the time guys.

Joseph H. Pyne:	Yeah, it’s also a reasonably complicated calculation because it works a little differently in different contracts.

Operator:	Our next question comes from Ken Hoexter of Merrill Lynch, please go ahead.

Ken Hoexter:	Hey, good morning, it’s Ken Hoexter.

Joseph H. Pyne:	Good morning.

Ken Hoexter:	Joe, can you talk about with the acquisitions of United and K-Sea, what kind of market assumptions have you made in terms of I want to understand what kind of markets that we should anticipate that would fit into your guidance range versus what would we need to see to see some incremental upside from the acquisitions, and then maybe what kind of synergies you’ve built in versus what possibly we could see on the upside there?

Joseph H. Pyne:	Yeah, well with respect to United, they’re servicing a very, very strong market, which is of course the hydraulic fracturing of the shell deposits, and what we expect there is really full utilization of their capacity with respect to building these units and full utilization also of their service capacity. On K-Sea, I’m reluctant to say much more than we said in the last phone call, Ken, because we don’t own it yet. But K-Sea is in a challenging market that we think that market is going to improve over time, partly driven by capacity leaving, and partly driven just by some changes in the refined products distribution on the East Coast. Some of it has to do with the opening of mothball refineries; some of it has to do with the pipeline capacity expansion. But other than that, I just don’t want to be more specific. Once we own them, we’ll be more specific with respect to where we think that market’s going.

Ken Hoexter:	Thanks, Joe. And then, by the way, congratulations to the team for naming your next generation of leaders there, that’s helpful to give visibility. But if we step back and look at the fleet from an industry perspective, have we seen.... You know if your utilization is so tight, have you seen bonus depreciation, increased expenditures, and are we seeing the order book build, so while pricing doesn’t get a chance to peek out here with that tightness, do we see a rush of build because of tax incentives to the fleet? And I guess on that same note, does kind of the flooding and things, does that run up pricing in that environment? I guess I’m looking more for the fleet perspective of it.

Joseph H. Pyne:	Yeah, no, right, and unfortunately taxes matter and the 100% bonus depreciation drove 2011 orders. You couldn’t build another barge in 2011. Like if you ordered one today, you’re really talking about 2012 deliveries. And at least at this point, I don’t think we’re seeing a rush to 2012 orders, but we are hearing that people are beginning to consider them for 2012. One of the nice things about this business is the age of the fleet. It’s about... A third of it is I would call mature, and we think that there’s going to be some significant rebuilding that occurs in the next several years, and that rebuilding program is going to limit the amount of additional capacity that you can put into the market.

As for river conditions driving pricing, certainly when you get utilization rates where they are today, pricing is going to increase at first modestly; and if they stay at these levels, more significantly because there are going to be requirements that are uncovered. But the operating conditions that we’re seeing today are going to be normalized by the summer, so we’ll just have to see where industry utilization actually settles out. Intuitively we think it’s going to be less than current levels because we’ve been experiencing really from the beginning of the year operating conditions that made the system less efficient and drove utilization up.

Ken Hoexter:	Wonderful, thanks for the time, Joe.

Operator:	Our next question comes from George Pickral of Stephens.

George Pickral:	Hey, good morning, guys.

Joseph H. Pyne:	Morning.

George Pickral:	To follow up on Ken’s question, maybe focusing on the Gulf market in the near-term, is there any concern or what’s your concern level that the flooding in the inland river system will drive capacity into the Gulf market and hurt your petrochem utilization there?

Joseph H. Pyne:	Well right now none because it’s not moving. Yeah, I think once the river opens up, there’s going to be a lot of demand for volumes on the river, so I’m not... I mean if it, George, if the river was closed for more than we anticipated, then capacity will seek where it can a home somewhere else. But if it’s five to 10 days, which we anticipate, we don’t think there’s much risk.

George Pickral:	Okay so no impact to kind of your core markets as of today?

Joseph H. Pyne:	Yeah, that’s kind of where we are today.

George Pickral:	And then to completely shift gears on you, Joe, can you maybe talk about the acquisition market today? You’ve made four deals this year; has it turned from you all making the call to a potential acquisition candidate to maybe you’re getting more calls now? I’m just curious has the market — acquisition market in general changed over the past couple of months?

Joseph H. Pyne:	No, I wouldn’t say so. You know we’ve talked about this on other calls, but you know there are different times in the business cycle that are going to be conducive to making acquisitions or buying back your stock or adding capacity. And the — I think that what Kirby has done hopefully well, and these acquisitions of course will be a test to this, is that we’ve had a discipline that has kept us out of the acquisition markets when we thought that prices were too high and had us maintain the flexibility at least from a balance sheet perspective to take advantage of markets that bring prices down to where you think you can get your returns over the business cycle. Typically, and again we’ve talked about this, at the bottom of the market nobody wants to sell; they don’t want to sell because they can’t get adequate value for their business. As you come out of the cycle, the environment improves because people get more comfortable that they can get reasonable value, and I think that we’re seeing that. I think that there are other opportunities out there and the issue for Kirby is not so much that there aren’t always opportunities, there were plenty of opportunities in 2006, 7, and 8 that we passed on. The issue is: Are price levels at levels that we think justify the investment getting the, what we were trying to get is a 12% return of our money over a reasonable period of time? And I would say that the environment is better today for that than it has been in the last probably four or five years. Does that answer your question?

George Pickral:	Um, yes, yes it does. Thank you so much.

Joseph H. Pyne:	Long answer, sorry, George.

George Pickral:	I appreciate it.

Operator:	Once again, for any questions, please press star then one. Our next question comes from John Barnes of RBC Capital Markets.

John Barnes:	Hey, good morning guys. Joe, can you talk a little bit about is there — there’s been a lot made of the oil go out in Cushing and some things like that. Is there anything artificially driving either demand or utilization in your view at this point?

Joseph H. Pyne:	No, because we’re not really moving anything from Cushing. There are, John, although I do want to report that we’re actually hearing more than just from investors are moving oil out of Cushing, there are some customers that are trying to figure that out. There is some, and, Greg, you might talk about this, there is some liquids coming out of the Eagle Ford Shale play in South Texas that we think is assuming some capacity. Do you want to talk a little bit about that?

Greg R. Binion:	Sure. There’s actually some Eagle Ford Shale crude oil and condensates that have made their way to the Texas Gulf Coast in the Corpus Christi area. And we’re hearing reports and we’re talking to customers who are interested in shipping those cargos, and in fact are shipping some of those cargos today from Corpus Christi to destinations in Houston, but more predominately in the New Orleans, Baton Rouge area. So that’s in the beginning at this point in time. There are some additional projects that will install some infrastructure which appear to have additional volumes coming the Gulf Coast as we get into 2012, but we are seeing some volumes flowing today.

Joseph H. Pyne:	And the reason I mentioned that in the context of your question is that certainly as they get the pipeline infrastructure in place, some of those limes that really can only be moved by marine assets who go into the pipeline, but you’re looking mid to late 2012 before that happens.

John Barnes:	Yeah I mean these couple recent announcements on the pipeline coming into Houston, I mean is that any concern to your business at this point?

Joseph H. Pyne:	You know not really unless it drove artificial building. You got really excited about it because it marginally tightens the market up, because it’s going to go away. Those are volumes that we traditionally haven’t moved. And from a Kirby perspective we’re glad to have them, but we typically factor them out as we look at the long-term fleet requirements.

John Barnes:	Okay. And then in terms of pricing, can you just talk a little bit about your mix of pricing at this point, and I’m really interested in where you stand on that spot versus contractual? I know there was an effort to move back to more of a 75 contractual, 25% spot mix. And then also, just elaborate a little bit, have you seen the customer, with utilization where it is now, have any of your customers begun to approach you again about signing up this capacity under longer-term deals or day rates or something like that beyond just a typical negotiated tariff?

Greg R. Binion:	Hi, John, this is Greg, I’ll try to answer that question for you. What our strategy is with respect to term versus spot, well let me tell you where we are today, which is we are 75% term and 25% spot. And what we’re doing with our existing term customers is as those contracts come up as we renew those on terms that are equivalent with what they’re rolling off from. In terms of our customers’ behavior, we’re noticing that there is some concern by some customers around coverage; and as a result, some of those customers who have been booking trips on a trip to trip basis, we’ve engaged with them on a 30- to 90-day charter period. But at this point in time, we’re really resisting signing up any additional long-term contracts with new customers or existing customers that have new requirements.

John Barnes:	Okay, all right, thanks for your time guys. Nice quarter.

Greg R. Binion:	Thank you.

Operator:	Our next question comes from Kevin Sterling of BB&T Capital Markets.

Kevin Sterling:	Thank you, operator. Good morning everyone.

Joseph H. Pyne:	Good morning, Kevin.

Kevin Sterling:	And Greg, congratulations on your promotion.

Greg R. Binion:	Thank you.

Kevin Sterling:	Let me, going back to the contract business, what percentage of the contract business do you still have to reprice this year?

Greg R. Binion:	Yeah it’s just the contract business as a percent of revenue, it is in the 10-to-15% range when you exclude the spot component.

Joseph H. Pyne:	10-to-15% of the total revenue.

Greg R. Binion:	Total revenue.

Kevin Sterling:	Right, excluding the spot component, okay. And Joe, in the diesel engine services business, kind of switching gears here, are you starting to see an increase in customer maintenance schedules, and do you anticipate I guess maintenance of the diesel engine services to continue at least for the foreseeable future?

Joseph H. Pyne:	In the Gulf Coast, as it relates to the old service business, there’s a lot more talk because you have more drilling permits being issued. But issuing the permits, you know the first part of it, and then getting the equipment in place is the second. We’re seeing a little of that, which is why we say that towards the latter part of the year, we think that that business is going to get a little bit better.

Kevin Sterling:	Okay, all right well thanks so much for your time today.

Joseph H. Pyne:	Thanks Kevin.

Operator:	Our next question comes from Chaz Jones of Morgan Keegan.

Chaz Jones:	Hey, good morning guys, nice quarter.

Joseph H. Pyne:	Thank you.

Chaz Jones:	I know last year you spent a lot of time talking about excess capacity in the market and that the industry fleet utilization levels were below what Kirby’s were. Obviously I’m sure weather has had an impact on that this year, but I guess, Joe, or could you answer, and I know this maybe is a hard question to answer, is there any excess capacity still on the market and is the rest of the industry at that low 90’s utilization level?

Joseph H. Pyne:	Yeah, well today they certainly are. I guess your question is if you peel out the weather, is there excess capacity?

Chaz Jones:	Right.

Joseph H. Pyne:	Well currently everybody is at full utilization because there’s actually some requirements that just aren’t getting covered, and that’s even more exacerbated by the upriver issues. Once that is relieved and you get into more normal operating conditions, I do expect that utilization rates will decline a little bit, which would be natural. But at the high 80/low 90% level you still are at levels that support pricing.

Chaz Jones:	Right.

Joseph H. Pyne:	But I’d be surprised that if all of us backed away that you’d still be at 95% utilization.

Chaz Jones:	Yeah I was just trying to get at has the rest of the industry kind of caught up at your utilization levels? Because I know that was an issue last year as you wanted to maybe drive for pricing improvement, but the rest of the state was kind of holding you back.

Joseph H. Pyne:	No, we sense that a lot of that’s gone, that there is a motivation to move prices a little bit. But who knows.

Chaz Jones:	Right. And then my follow-up question was: You talked a little bit about adding some capacity to your fleet before the end of the year, you know that’s the first time since I think 2008. How shall we think about market share in this cycle? I mean ex-acquisition, do you kind of plan to maybe grab some market share? I know on the down cycle you said you were going to kind of take it out in line with what your competitors did, but I’m just trying to think about how we get through the next up cycle.

Joseph H. Pyne:	Yeah, Chaz, I wouldn’t look at this as adding capacity, I would look at it just as the timing of barges coming out to when we get replacement tonnage back, and it’s just not perfectly timed. So we’re going down a little bit now and then we’re going to go back to about 16.4, 16.5, which is about where we said we’d be last year. We’re actually a little lower, I think, than we thought we’d be just by the way we’ve taken some barges out.

You know with respect to adding capacity, you do that carefully. You know we, and it’ll be driven on, driven by our thoughts on utilization rates going forward and careful conversations that we have with our customers. But we don’t just add capacity for capacity sake. It’s a thoughtful decision because, as you know, that’s what gets you into trouble.

Operator:	Our next question comes from Jimmy Gibert of IBERIA Capital.

Jimmy Gibert:	Hi, Joe, thank you for taking my questions. Someone mentioned earlier the movement of crude out of Galveston from the Eagle Ford region, and we talked a lot here about the Exxon acquisition of Cross Timbers and the Chevron acquisition of Atlas Energy, and both of those companies have very substantial assets in the Marcellus shale region in Pennsylvania. And I noticed that last week Dow Chemical signed a deal to buy natural-gas liquids, an ethane from range resources out of the Marcellus shale region. And I was wondering if you guys had any thoughts about how these natural gas liquids in ethane might be moved to the Dow refineries in the Gulf.

Joseph H. Pyne:	Well that’s a great question and that was the question we were asking last week also. Yeah, but my guess is that ultimately it will be pipeline, but short-term probably principally unit trains. That’s a question that’s best addressed to them, but we’re speculating, but we’re going to ask them, but we haven’t gotten to it yet.

Jimmy Gibert:	Okay, and Joe, maybe as a follow-up, can you sort of update us as best as you can on your view on the U.S. inland fleet dynamics on where you think we’ll wind up at the end of the year?

Joseph H. Pyne:	In terms of total number of barges?

Jimmy Gibert:	Yes.

Joseph H. Pyne:	I think it’ll be about flat. How many barges are being built, Greg? About 150?

Greg R. Binion:	150, yes sir.

Joseph H. Pyne:	150 in and probably about 150 out; that would be our guess today.

Jimmy Gibert:	Okay and that’s with 90% utilization rates at least for Kirby right now. Okay, well thank you very much, Joe, I appreciate your time as always.

Joseph H. Pyne:	All right, thank you.

Operator:	Once again, for any questions, please press star then one.

Our next question comes from Steve O’Hara, Sidoti & Company.

Steven O’Hara:	Hi, good afternoon. Could you just talk quickly about your — what balance sheet leverage you’re willing to kind of move to in terms of a range? I mean I know you guys have been at close to 50% in the past, just wondering if you’d be willing to go back there with acquisitions?

David W. Grzebinski:	Yeah, this is David. At the end of this year, we’ll probably be in the 35% debt to total cap range. We’d be willing to go up to the 50% range for the right acquisition. We do want to keep some balance sheet powder dry, but we would lever up for the right acquisition. If we went beyond 50%, we’d risk investment grade rating, which we don’t want to do because we like to invest counter cyclically, but we would go into junk for — if it was kind of the perfect acquisition. But we’d probably want to cap it at 50%.

Joseph H. Pyne:	It would take a lot of thought before we do that.

David W. Grzebinski:	Yeah.

Steve O’Hara:	Okay. And then has there been any change in the relationship with EMD now that Cat’s the owner?

Joseph H. Pyne:	You know it’s a yes and no. They were owned by a private equity group prior to Progress Rail, which is a subsidiary of Caterpillar buying them. And they’re a more entrepreneur.... This is kind of an interesting comment because Private Equity is entrepreneurial, but Progress Rail is very entrepreneurial and aggressive and we’ll just see where they take the business. They’re a pretty scrappy group, but we think that we have a good relationship with them, so I guess at this point that we don’t anticipate much, if any, change.

Steve O’Hara:	All right, thank you very much.

Greg R. Binion:	Yeah I want to come back to Alex’s question earlier on the fuel as the percent of revenue, it runs about 10%.

Okay, operator, you can get the next question.

Operator:	I’m showing no further questions at this time. I’ll now turn it back over to the speakers for any closing remarks.

G. Stephen Holcomb:	Thank you for joining us this morning. If you have any additional questions you can give me a call. My direct-dial number is 713-435-1135, and we wish you a good day.

Operator:	Thank you, ladies and gentleman. This concludes today’s conference. Thank you for participating.